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                                                                    EXHIBIT 20.1

                       [INFORMATION ADVANTAGE, INC. LETTERHEAD]


                                   March 15, 1999

To Our Stockholders:

     On February 25, 1999, your Board of Directors adopted a Stockholder Rights Plan. Copies of the press release and detailed summary of the Plan are enclosed. All stockholders of record as of today will receive a dividend distribution of one right to purchase one one-hundredth of a Preferred Share for each outstanding share of our Common Stock.

     We adopted the Rights Plan to provide protection to our stockholders in the event of an unsolicited attempt to acquire IA. The Plan does not prevent such an acquisition, but is designed to prevent the use of unfair takeover tactics and encourage anyone seeking to acquire IA to first negotiate with the Board. The Plan should also give us the ability to develop alternatives if IA is subjected to an unsolicited tender offer that the Board does not believe to be adequate.

     We did not adopt the Rights Plan as a response to any specific offer or threat of takeover. Rather, we adopted the Rights Plan in order to proactively protect our stockholders. The mere granting of the Rights will not deter any prospective buyer willing to negotiate with the Board from making an offer for all shares at a fair price.

     We are issuing the Rights to stockholders of record at the close of business on March 15, 1999, and they expire at the close of business on March 15, 2009. Because the Rights are not immediately exercisable, it is not necessary to send you a separate certificate for the Rights. The Rights will automatically trade with our Common Shares. However, ten business days after a public announcement that a person has acquired 20% or more of our Common Shares or ten business days following commencement of, or announcement of an intention to make, a tender or exchange offer that would result in the acquisition by a person or group of 20% or more of our Common Shares, the Rights will become exercisable and separate certificates representing the Rights will be distributed to our stockholders.

     The Rights do not interfere with our business plans or affect our financial position. The issuance of the Rights has no dilutive effect, will not affect earnings per share, is not taxable to you or IA, and will not change the way in which our Common Shares are traded.


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     In adopting the Plan, your Board of Directors has expressed its confidence in the future and its determination that you, our stockholders, be given every opportunity to participate fully in the future of IA. Our overriding objective is to preserve long-term value for all stockholders.

                                   Sincerely,



                                   Larry J. Ford
                                   Chief Executive Officer

Enclosures


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